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International Paper Company

6420 Poplar Avenue

Memphis, TN 38197

To those concerned:

We have acted as special counsel to International Paper Company, a New York corporation (“IP”), in connection with (i) the direct or indirect contribution of assets to, and assumption of liabilities by, xpedx, LLC , a New York limited liability company and a wholly owned subsidiary of IP (“xpedx”) or its subsidiaries, (ii) the contribution of all of the membership interests in xpedx to xpedx Intermediate, LLC, a Delaware limited liability company and a wholly owned subsidiary of IP (“xpedx Intermediate”), (iii) the contribution by IP of all of the membership interests in xpedx Intermediate to xpedx Holding Company, a Delaware corporation and a wholly owned subsidiary of IP (“Spinco”) in exchange for an issuance of Spinco Common Stock and other property, (iv) the distribution of all of the Spinco Common Stock to the holders as of the record date (as such term is defined in the Registration Statement) of the IP Common Stock, (v) the merger of UWW Holdings, Inc., a Delaware corporation (“UWWH”) with and into Spinco, with Spinco continuing as the surviving corporation, and (vi) the merger of xpedx Intermediate with and into Unisource Worldwide, Inc., a Delaware corporation and wholly owned subsidiary of UWWH (“Unisource”), with Unisource continuing as the Surviving Corporation (the “Transactions”) pursuant to (a) an Agreement and Plan of Merger, dated as of January 28, 2014, entered into by and among IP, Spinco, xpedx Intermediate, xpedx, UWW Holdings, LLC, a Delaware limited liability company (“UWWH Stockholder”), UWWH and Unisource (the “Merger Agreement”) and (b) a Contribution and Distribution Agreement, dated as of January 28, 2014, entered into by and among IP, Spinco, UWWH and UWWH Stockholder (the “Distribution Agreement”).

As such, we have participated in the preparation of or reviewed (i) the Merger Agreement, (ii) the Distribution Agreement, (iii) the other Transaction Agreements, (iv) the ruling request that was filed with the IRS on August 23, 2013 in connection with the Transactions and all supplemental submissions filed in connection therewith (together, the “Ruling Request”), (v) the ruling letter issued by the IRS on June [_], 2014 in connection with the Transactions (together with the Ruling Request, the “IRS Ruling”), and (vi) the Form S-1 of Spinco filed in connection with the Transactions (as amended or supplemented through the date hereof, the “Registration Statement”) (the “Transaction Documents”). Capitalized terms used herein without definition have the meanings assigned to them in the Merger Agreement.

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We are delivering this opinion to you pursuant to Section 9.2(d) of the Merger Agreement.

In rendering this opinion:

(a)	we have examined and relied upon the originals, or copies certified or otherwise identified to our satisfaction, of the Transaction Documents and such other agreements, instruments, documents and records of the Company as we have deemed necessary or appropriate for the purposes of this opinion;

(b)	we have assumed, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) the due authorization, execution and delivery of the Transaction Documents, (vi) the valid existence and good standing of all parties to the Transaction Documents, (vii) the enforceability of the Transaction Documents, and (viii) that all applicable reporting requirements have been or will be satisfied;

(c)	we have assumed, with your permission, (i) that all covenants and other undertakings set forth in the Transaction Documents have been or will be performed in accordance with the terms thereof, (ii) that the transactions contemplated by the Transaction Documents have been or will be consummated in accordance with the terms thereof, (iii) that none of the material terms and conditions of the Transaction Documents have been or will be waived or modified, (iv) the valid existence and good standing of all parties to the Transaction Documents, and (v) that there are no documents or understandings between the parties that would alter, or are inconsistent with, the terms set forth in the Transaction Documents; and

(d)	we have examined and relied upon, and have assumed the accuracy of, all statements regarding factual matters, representations and warranties contained in the Transaction Documents, including any exhibits or schedules thereto, and the statements made in the certificates of public officials, officers and representatives of the Company and others delivered to us, including the representation letters from the Company, Spinco and UWWH, dated June [_], 2014, and, with respect to any representations and warranties in any of the foregoing that are made “to the knowledge of” or “based on the belief” of the Company or any other person or are similarly qualified, we have assumed that such representations and warranties are accurate, in each case without such qualification.

No assurance can be given as to the effect on this opinion if any of the foregoing assumptions is or becomes inaccurate.

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Based on the foregoing and subject to the limitations, qualifications and assumptions set forth herein we are of the opinion that:

(1) the contribution by IP to Spinco of 100% of the membership interests in xpedx Intermediate in exchange for additional shares of Spinco Common Stock and receipt by IP of the special cash payment, followed by the distribution of Spinco Common Stock in the Distribution, will qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and IP and Spinco will each be a party to a reorganization within the meaning of Section 368(b) of the Code;

(2) pursuant to Section 361 of the Code, no gain or loss will be recognized by IP on the contribution to Spinco of 100% of the membership interests in xpedx Intermediate, receipt of the special payment or distribution of the Spinco Common Stock in the Distribution (except that no opinion is expressed herein with respect to the Earnout Payment);

(3) pursuant to Section 355(a)(1) of the Code, no gain or loss will be recognized by the IP Stockholders on the receipt of Spinco Common Stock in the Distribution;

(4) each IP Stockholder’s holding period in the Spinco Common Stock received in the Distribution will include the holding period of the IP Common Stock held by such IP Stockholder;

(5) each IP Stockholder’s aggregate basis in its shares of IP Common Stock and Spinco Common Stock (including fractional shares) immediately after the Distribution will equal the aggregate basis of the IP Common Stock held by such IP Stockholder immediately before the Distribution, with such basis allocated between the IP Common Stock and Spinco Common Stock held by such IP Stockholder in proportion to their respective fair market values; and

(6) each IP Stockholder that receives cash in lieu of fractional shares will recognize gain or loss on such fractional shares computed based on the difference between the cash so received and such IP Stockholder’s basis in such fractional shares (computed as described in (5) above).

This opinion is based upon the Code, Treasury regulations (including proposed Treasury regulations) issued thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof. No assurance can be given that any of the foregoing authorities will not be modified, revoked, supplemented or overruled, possibly with retroactive effect, that the IRS will agree with this opinion or that, if the IRS were to take a contrary position, such position would not ultimately be sustained by the courts.

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This opinion is limited to the matters specifically addressed herein and no other opinion is implied or may be inferred. Additional issues may exist that could affect the U.S. federal tax treatment of the Contribution and the Distribution. This opinion does not consider or provide a conclusion with respect to any such additional issues. With respect to any U.S. federal tax issues not addressed herein, this opinion was not written, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax law.

This opinion is rendered only as of the date hereof, and we assume no responsibility to advise you or any other person of facts, circumstances, changes in law, or other events or developments that hereafter may occur or be brought to our attention and that may affect the conclusions expressed herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus forming a part thereof. In giving such consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

Very truly yours,

Debevoise & Plimpton LLP

[Form of Opinion of Kirkland & Ellis LLP]

[Date]

UWW Holdings, Inc. 6600 Governors Lake Parkway Norcross, GA 30071 Ladies and Gentlemen:

We have acted as counsel to UWW Holdings, Inc., a Delaware corporation (“UWWH”), in connection with (i) the proposed merger of UWWH with and into xpedx Holding Company, a Delaware corporation (“SpinCo”), with SpinCo continuing as the surviving corporation (the “Merger”), occurring pursuant to the Agreement and Plan of Merger, dated January 28, 2014 (the “Merger Agreement”), by and among International Paper Company, a New York corporation (“IP”), SpinCo, a direct, wholly-owned subsidiary of IP, xpedx Intermediate, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of IP (“xpedx Intermediate”), xpedx, LLC, a New York limited liability company and a direct, wholly-owned subsidiary of IP (“xpedx”), UWW Holdings, LLC, a Delaware limited liability company (the “UWWH Stockholder”), UWWH, a direct, wholly-owned subsidiary of the UWWH Stockholder, and Unisource Worldwide, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of UWWH (“Unisource”), and (ii) immediately following the Merger, the proposed merger of xpedx Intermediate with and into Unisource, with Unisource as the surviving corporation (the “Subsidiary Merger”), occurring pursuant to the Merger Agreement. Prior to consummating the Merger and pursuant to the Contribution and Distribution Agreement, dated January 28, 2014 (the “Distribution Agreement”), by and among IP, SpinCo, UWWH and the UWWH Stockholder, IP will transfer certain assets to a subsidiary of SpinCo and subsequently distribute all of the shares of SpinCo Common Stock outstanding prior to the Merger to holders of IP Common Stock on a pro rata basis (the foregoing transactions and the other transactions contemplated by the Merger Agreement and the Distribution Agreement, the “Transactions”). At your request, and and in connection with the effectiveness of the registration statement on Form S -1 relating to the Transactions (as amended or supplemented through the date hereof, the “Registration Statement”), we are rendering our opinion concerning certain U.S. federal income tax consequences of the Merger and the Subsidiary Merger. Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Merger Agreement and any reference herein to any document includes a reference to any exhibit, appendix, or similar attachment thereto.

In providing our opinion, we have examined the Merger Agreement, the Distribution Agreement, the other Transaction Agreements, a partially redacted version of the ruling request, which was filed with the Internal Revenue Service on August 23, 2013 in connection with the Transactions, and all versions of supplemental submissions filed in connection therewith (together, the “IRS Ruling Request”), the Registration Statement, and such other documents, records and papers as we have deemed necessary or appropriate in order to give the opinions set forth herein. In addition, we have assumed that: (i) the Transactions and related transactions will be consummated in accordance with the provisions of the Merger Agreement, the Distribution Agreement and the other Transaction Agreements and as described in the Registration Statement and the IRS Ruling Request (and no covenants or conditions described therein

UWWH Holdings, Inc.

[Date]

and affecting this opinion will be waived or modified), (ii) the statements and facts concerning the Transactions and the parties thereto set forth in the Merger Agreement, the Distribution Agreement, the other Transaction Agreements, the Registration Statement and the IRS Ruling Request are true, complete and correct, (iii) the statements and representations (which statements and representations we have neither investigated nor verified) made by UWWH, SpinCo and IP in their respective representation letters, dated as of the date hereof and delivered to us for purposes of this opinion, are true, complete, and correct as of the date hereof and will remain true, complete, and correct at all times up to and including the Effective Time, (iv) all statements and representations qualified by knowledge, belief or materiality or comparable qualification are and will be true, complete and correct as if made without such qualification, (v) all documents submitted to us as originals are authentic, all documents submitted to us as copies conform to the originals, all relevant documents have been or will be duly executed in the form presented to us and that all natural persons are of legal capacity, (vi) UWWH, Spinco, IP and their respective subsidiaries will treat the Transactions and certain related transactions for United States federal income tax purposes in a manner consistent with the opinion set forth below, and (vii) all applicable reporting requirements have been or will be satisfied. If any of the above described assumptions is untrue for any reason, or if the Transactions are consummated in a manner that is different from the manner described in the Merger Agreement, the Distribution Agreement, the other Transaction Agreements, the Registration Statement and the IRS Ruling Request, our opinion as expressed below may be adversely affected.

Based upon and subject to the foregoing, and based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service (the “IRS”), and other administrative pronouncements, all as in effect on the date hereof, it is our opinion that for U.S. federal income tax purposes:

1.	The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and SpinCo and UWWH will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

2.	No gain or loss will be recognized by UWWH on the transfer of its assets to SpinCo and SpinCo’s assumption of UWWH’s liabilities pursuant to the Merger.

3.	The Subsidiary Merger will qualify as a transfer of property to Unisource under Section 351(a) of the Code.

4.	No gain or loss will be recognized by SpinCo on the transfer of xpedx Intermediate’s assets to Unisource and Unisource’s assumption of xpedx Intermediate’s liabilities pursuant to the Subsidiary Merger.

We express no opinion on any issue or matter relating to the tax consequences of the transactions contemplated by the Merger Agreement, the Distribution Agreement, the other Transaction Agreements, the Registration Statement or the IRS Ruling Request other than the opinion set forth above. Our opinion is based on current current U.S. federal income tax law and administrative practice, any of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the Transactions and certain related transactions, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform UWWH of any such change or inaccuracy that may occur or come to our attention.

UWWH Holdings, Inc.

[Date]

We are furnishing this opinion solely in connection with the filing of the Registration Statement. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,